October 28, 2016

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Stephanie Sullivan
Michelle Miller

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Report”)
Filed March 11, 2016
File No. 000-33501

Northrim BanCorp, Inc., (the “Company”) has reviewed the comment letter from the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Staff”) dated August 17, 2016 in which the Staff indicated that the Staff objected to the Company’s view that the contingent payments related to the Company’s acquisition of Residential Mortgage Holding Company, LLC (“RML”) should be accounted for as contingent purchase consideration instead of compensation.

We respectfully submit this analysis in response to your letter dated August 17, 2016, which stated the following:

Staff Comment No. 1: Item 8. Financial Statements and Supplementary Data, Note 2 - Business Combinations, page 70; Residential Mortgage, page 72

We note your responses to prior comment 2 to our letter dated April 29, 2016 and object to your view that the contingent payments related to the acquisition of RML should be accounted for as contingent consideration instead of compensation. Please provide us with your materiality analysis pursuant to ASC 250-10-S99 as of December 31, 2014 and updated through your most recent quarter end that reflects the impact of recognizing the contingent payments as compensation. To the extent you conclude that this error is not material to your historical financial statements, please describe how you plan to correct this error in future filings and describe the types of disclosures you would plan to make.

Response:

Securities and Exchange Commission
October 28, 2016

The Company has completed its materiality assessment of the accounting in question. After considering both quantitative and qualitative factors, the Company has determined that the impact of the change to account for the contingent payments to the sellers of RML as compensation instead of contingent consideration is not material to the Company’s previously issued consolidated financial statements. The Company proposes to correct the accounting for these contingent payments as an out-of period adjustment on a prospective basis in its next interim financial statements included in its Quarterly Report on Form 10-Q for the period ended September 30, 2016.
ASC 250-10-S99 (“SAB 99”) indicates that quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality and that it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. SAB 99 also indicates that the formulation of materiality in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The U.S. Supreme Court has held that a fact is material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.” Lastly, specifically the Staff’s interpretive response says that “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”
The SAB 99 analysis herein seeks to apply these criteria. As such, the quantitative and qualitative conclusions made by the Company have been considered both individually and in the aggregate in determining whether or not the items at issue were material to the consolidated financial statements of the Company.
As discussed below, the Company respectfully offers that the impacts of accounting for the contingent payments to the sellers of RML as compensation instead of as contingent consideration on its financial position and operating results for the quarterly, year-to-date, and annual periods since the date of acquisition are not material.
Quantitative Assessment

Impact to historical financial statements

The following tables detail the impact of this change in the Company’s consolidated financial statements, including significant financial ratios, for each quarter since the transaction was completed as of December 1, 2014.
Table 2 below outlines the impact of adjusting the individual line items and the overall Consolidated Balance Sheets of the Company as of the impacted balance sheet dates. While the percentage change in goodwill is 33% and the percentage change in other liabilities is as high as 27%, the Company does not believe that these changes are material because the dollar amount of these changes is not material to the balance sheet overall. Goodwill, which represents as much as 2% as reported and 1% after the adjustment of total assets, decreases $7.3 million, and other liabilities, which represents as much as 3% of total liabilities and between 1% and 3% after the adjustment, decreases between $5 million and $7.2 million for each relevant period. Total assets, total liabilities, and total shareholders’ equity all decrease by 1% or less in all periods.
Tables 1 and 4 below show the impact of adjusting the individual line items and the overall Consolidated Statements of Income for the seven quarters affected, the year ended December 31, 2015, and year-to-date through June 30, 2016. The impact on net income ranges between -1% to 6% in each of the relevant periods.
Table 3 below shows the impact of the adjustments on various financial ratios, and the Company believes

Securities and Exchange Commission
October 28, 2016

that these changes are also not material. Book value per share decreases by less than 1% at each balance sheet date, and regulatory capital ratios increase between 3% and 5% at these dates due to the decrease in goodwill.
Additionally, the change does not affect the amount of the contingent payments and there is no impact to the Company’s total cash flows from operating, investing or financing activities or the liquidity ratios.

Securities and Exchange Commission
October 28, 2016

Table 1	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
(Dollars in Thousands)	2014	2015	2015	2015	2015	2016	2016
As Reported:
Net interest income	$13,924	$13,632	$14,195	$14,682	$14,400	$14,174	$14,079
Provision for loan losses	500	326	376	676	376	703	200
Other operating income	9,376	10,535	11,563	12,407	10,104	9,105	11,864
Other operating expense	13,671	18,461	17,753	18,203	18,229	17,371	19,369
Income before provision
for income taxes	9,129	5,380	7,629	8,210	5,899	5,205	6,374
Provision for income taxes	2,325	1,747	2,686	2,678	1,673	1,699	1,868
Net income	6,804	3,633	4,943	5,532	4,226	3,506	4,506
Less: Net income attributable
to noncontrolling interest	130	72	162	197	120	130	156
Net income attributable to
Northrim BanCorp, Inc.	$6,674	$3,561	$4,781	$5,335	$4,106	$3,376	$4,350
Earnings per share, basic	$0.98	$0.52	$0.70	$0.78	$0.60	$0.49	$0.63
Earnings per share, diluted	$0.97	$0.51	$0.69	$0.77	$0.59	$0.48	$0.63

Revised:
Net interest income	$13,924	$13,632	$14,195	$14,682	$14,400	$14,174	$14,079
Provision for loan losses	500	326	376	676	376	703	200
Other operating income	9,376	10,535	11,563	12,407	10,104	9,105	11,864
Other operating expense	13,799	18,813	18,113	18,563	18,589	17,732	19,730
Income before provision
for income taxes	9,001	5,028	7,269	7,850	5,539	4,844	6,013
Provision for income taxes	2,272	1,602	2,538	2,530	1,525	1,551	1,720
Net income	6,729	3,426	4,731	5,320	4,014	3,293	4,293
Less: Net income attributable
to noncontrolling interest	130	72	162	197	120	130	156
Net income attributable to
Northrim BanCorp, Inc.	$6,599	$3,354	$4,569	$5,123	$3,894	$3,163	$4,137
Earnings per share, basic	$0.97	$0.49	$0.67	$0.75	$0.57	$0.46	$0.60
Earnings per share, diluted	$0.96	$0.48	$0.66	$0.74	$0.56	$0.45	$0.60

%Change:
Net interest income	0%	0%	0%	—%	—%	—%	—%
Provision for loan losses	0%	0%	0%	—%	—%	—%	—%
Other operating income	0%	0%	0%	—%	—%	—%	—%
Other operating expense	1%	2%	2%	2%	2%	2%	2%
Income before provision
for income taxes	-1%	-7%	-5%	(4)%	(6)%	(7)%	(6)%
Provision for income taxes	-2%	-8%	-6%	(6)%	(9)%	(9)%	(8)%
Net income	-1%	-6%	-4%	(4)%	(5)%	(6)%	(5)%
Less: Net income attributable
to noncontrolling interest	0%	0%	0%	—%	—%	—%	—%
Net income attributable to
Northrim BanCorp, Inc.	-1%	-6%	-4%	(4)%	(5)%	(6)%	(5)%
Earnings per share, basic	-1%	-6%	-4%	(4)%	(5)%	(6)%	(5)%
Earnings per share, diluted	-1%	-6%	-4%	(4)%	(5)%	(6)%	(5)%

Securities and Exchange Commission
October 28, 2016

Table 2	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
(Dollars in Thousands)	2014	2015	2015	2015	2015	2016	2016
As Reported:
Goodwill	22,334	22,334	22,334	22,334	22,334	22,334	22,334
Total assets	1,449,349	1,447,984	1,500,331	1,539,253	1,499,492	1,500,199	1,518,370

Other liabilities	40,456	30,640	31,770	34,569	29,388	20,602	29,748
Total liabilities	1,284,908	1,280,600	1,329,249	1,363,917	1,322,278	1,319,801	1,334,405

Retained earnings	95,493	97,809	101,343	105,363	108,150	110,209	113,238
Total shareholders' equity	164,441	167,384	171,082	175,336	177,214	180,398	183,965
Total liabilities and
shareholders' equity	1,449,349	1,447,984	1,500,331	1,539,253	1,499,492	1,500,199	1,518,370

Revised:
Goodwill	15,017	15,017	15,017	15,017	15,017	15,017	15,017
Total assets	1,442,032	1,440,667	1,493,014	1,531,936	1,492,175	1,492,882	1,511,053

Other liabilities	33,214	23,606	24,948	27,959	22,990	14,416	23,775
Total liabilities	1,277,666	1,273,566	1,322,427	1,357,307	1,315,880	1,313,615	1,328,432

Retained earnings	95,418	97,526	100,848	104,656	107,231	109,078	111,894
Total shareholders' equity	164,366	167,101	170,587	174,629	176,295	179,267	182,621
Total liabilities and
shareholders' equity	1,442,032	1,440,667	1,493,014	1,531,936	1,492,175	1,492,882	1,511,053

% Change:
Goodwill	(33)%	(33)%	(33)%	(33)%	(33)%	(33)%	(33)%
Total assets	(1)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%

Other liabilities	(18)%	(23)%	(21)%	(19)%	(22)%	(30)%	(20)%
Total liabilities	(1)%	(1)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%	(0.4)%

Retained earnings	(0.1)%	(0.3)%	(0.5)%	(1)%	(1)%	(1)%	(1)%
Total shareholders' equity	—%	(0.2)%	(0.3)%	(0.4)%	(0.5)%	(1)%	(1)%
Total liabilities and
shareholders' equity	(1)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%	(0.5)%

Securities and Exchange Commission
October 28, 2016

Table 3	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2014	2015	2015	2015	2015	2016	2016
As Reported:
Efficiency ratio	58.4%	76.1%	68.6%	66.9%	74.2%	74.5%	74.5%
Book value / share	$23.99	$24.42	$24.96	$25.56	$25.77	$26.23	$26.75
Tier 1 Capital / Risk Adjusted Assets	13.1%	12.7%	12.7%	13%	13.3%	13.7%	13.9%
Total 1 Capital / Risk Adjusted Assets	14.3%	14%	13.9%	14.3%	14.6%	14.9%	15.1%
Tier 1 Capital / Average Assets	11.2%	10.4%	10.3%	10.2%	10%	11.9%	12.1%

Revised:
Efficiency ratio	58.9%	77.5%	70%	68.3%	75.7%	76%	75.9%
Book value / share	$23.98	$24.38	$24.89	$25.46	$25.63	$26.07	$26.55
Tier 1 Capital / Risk Adjusted Assets	13.7%	13.3%	13.2%	13.5%	13.9%	14.2%	14.3%
Total 1 Capital / Risk Adjusted Assets	15.0%	14.5%	14.5%	14.8%	15.1%	15.4%	15.6%
Tier 1 Capital / Average Assets	11.8%	10.9%	10.7%	10.7%	10.5%	12.3%	12.5%

% Change:
Efficiency ratio	1%	2%	2%	2%	2%	2%	2%
Book value / share	0.0%	(0.2)%	(0.3)%	(0.4)%	(0.5)%	(0.6)%	(0.7)%
Tier 1 Capital / Risk Adjusted Assets	5%	4%	4%	4%	4%	4%	3%
Total 1 Capital / Risk Adjusted Assets	5%	4%	4%	4%	3%	3%	3%
Tier 1 Capital / Average Assets	5%	5%	5%	5%	4%	4%	3%

Securities and Exchange Commission
October 28, 2016

The following table details the impact of this change in the Company’s consolidated financial statements for the year ended December 31, 2015 and year-to-date through June 30, 2016:

Table 4	Year Ended	Six Months Ended
	December 31,	June 30,
(Dollars in thousands)	2015	2016
As Reported:
Net interest income	56,909	28,253
Provision for loan losses	1,754	903
Other operating income	44,609	20,969
Other operating expense	72,646	36,740
Income before provision
for income taxes	27,118	11,579
Provision for income taxes	8,784	3,567
Net income	18,334	8,012
Less: Net income attributable
to noncontrolling interest	551	286
Net income attributable to
Northrim BanCorp, Inc.	17,783	7,726
Earnings per share, basic	$2.59	$1.12
Earnings per share, diluted	$2.56	$1.12
Efficiency ratio	71.3%	74.5%

Revised:
Net interest income	56,909	28,253
Provision for loan losses	1,754	903
Other operating income	44,609	20,969
Other operating expense	74,078	37,462
Income before provision
for income taxes	25,686	10,857
Provision for income taxes	8,195	3,270
Net income	17,491	7,587
Less: Net income attributable
to noncontrolling interest	551	286
Net income attributable to
Northrim BanCorp, Inc.	16,940	7,301
Earnings per share, basic	$2.47	$1.06
Earnings per share, diluted	$2.44	$1.06
Efficiency ratio	72.7%	76.0%

% Change:
Net interest income	0%	0%
Provision for loan losses	0%	0%
Other operating income	0%	0%
Other operating expense	2%	2%
Income before provision
for income taxes	(5)%	(6)%
Provision for income taxes	(7)%	(8)%
Net income	(5)%	(5)%
Less: Net income attributable
to noncontrolling interest	0%	0%
Net income attributable to
Northrim BanCorp, Inc.	(5)%	(6)%
Earnings per share, basic	(5)%	(5)%
Earnings per share, diluted	(5)%	(5)%
Efficiency ratio	2%	2%

Securities and Exchange Commission
October 28, 2016

The following tables detail the components of the changes in expenses on the Company’s Consolidated Statement of Income for the year ended December 31, 2015 and the six months ended June 30, 2016:

Table 5
Impact to the Statement of Income for the 2015
	As Previously		As	%
(Dollars in Thousands)	Reported	Adjustment	Adjusted	Change
Change in FV, RML earn-out liability expense related
to Year 1 (December 1, 2014 - November 30, 2015)	$3,357	($3,357)	$—
Change in FV, RML earn-out liability expense related
to remaining term of earn-out	737	(737)	—
Total per Form 10-K, Change in FV, RML earn-out liability	$4,094	($4,094)	$—

Compensation expense, RML acquisition payments	$—	$5,626	$5,626

Discount accretion, FV of earn out liability	100	(100)	—
Total pre-tax expense	$4,194	$1,432	$5,626
Tax expense	(1,724)	(589)	(2,313)
Impact on net income attributable to Northrim BanCorp, Inc.	2,470	843	3,313

Total net income attributable to Northrim BanCorp, Inc.	$17,783	($843)	$16,940	(5)%

Impact to the Statement of Income for the Six Months ending June 30, 2016
	As Previously		As	%
(Dollars in Thousands)	Reported	Adjustment	Adjusted	Change
Change in FV, RML earn-out liability expense related
to Year 2 (December 1, 2015 - November 30, 2016)	$817	($817)	$—
Change in FV, RML earn-out liability expense related
to remaining term of earn-out	—	—	—
Total per Form 10-K, Change in FV, RML earn-out liability	$817	($817)	$—

Compensation expense, RML acquisition payments	$—	$1,582	$1,582

Discount accretion, FV of earn out liability	42	(42)	—
Total pre-tax expense	$859	$723	$1,582
Tax expense	(353)	(297)	(650)
Impact on net income attributable to Northrim BanCorp, Inc.	506	426	932

Total net income attributable to Northrim BanCorp, Inc.	$7,726	($426)	$7,300	(6)%
Impact to current period financial statements
As more fully described in the table below and included in our proposed disclosures below, the cumulative impact of the change is approximately $1.3 million decrease to net income for the six-month period ended June 30, 2016, and the impact is expected to be comparable for the nine-month period ended September 30, 2016. The Company has not yet filed its Form 10-Q for the quarter ended September 30, 2016, but based on preliminary results for the third quarter and expected results for the fourth quarter of 2016, we do not believe this adjustment will be material to the Company’s financial statements for the year ending December 31, 2016.

Securities and Exchange Commission
October 28, 2016

Table 6
Impact to Balance Sheet and Regulatory Capital Ratios as of June 30, 2016
	Out-of-period	Pre-Adjustment	% of
(Dollars in Thousands)	Adjustment	Balance	Total
Total assets	$7,317	$1,518,370	0.5%
Total liabilities	5,973	1,334,405	0.4%
Total shareholders' equity	1,344	183,965	0.7%

Tier 1 Capital/Risk Adjusted Assets	0.48%	13.85%	1.7%
Total Capital/Risk Adjusted Assets	0.47%	15.11%	1.6%
Tier 1 Capital/Average Assets	0.41%	12.1%	1.7%

Impact to the Statement of Income for the Six-Months ending June 30, 2016
	Out-of-period	Pre-Adjustment	% of Total,
(Dollars in Thousands)	Adjustment	Total	Annualized
Net income attributable to Northrim BanCorp, Inc.	($1,344)	$7,726	(8.7)%
Earnings per share, diluted	($0.19)	$1.12	(8.5)%

Qualitative Assessment
 In accordance with SAB 99, an assessment of materiality requires not only a quantitative assessment but should also include an assessment of the qualitative aspects of the potential adjustment. SAB 99 indicates that among the considerations that may well render a quantitatively small misstatement of a financial statement item material include the following:

Considerations listed in SAB 99	Management Assessment
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatement does not arise from the measurement of the contingent payment liability.
2. Whether the misstatement masks a change in earnings or other trends	The Company was profitable in all relevant periods and we believe the change resulting from the adjustment did not mask any earnings trends.
3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The impact of the adjustment did not mask a failure to meet the analyst’s expectations for the Company. The adjustment would have impacted the Company’s performance as compared to the analyst’s expectations from a “beat” to a “miss” on diluted earnings per share in the first quarter of 2015, and the impact changes actual results from a $0.02 “beat” to a $0.01 “miss”.

4. Whether the misstatement changes a loss into income or vice versa	The misstatement would not have changed the Company’s income to a loss in all of the applicable periods.

Securities and Exchange Commission
October 28, 2016

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

        The impact of the adjustment does not impact the allocation of expenses or assets or liabilities between the Community Banking and Home Mortgage Lending segments. Other operating expense related to contingent payments made to the sellers has been and will continue to be reflected as an expense of the Community Banking segment, which is consistent with the information used by management to evaluate the results of these segments.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements

        The impact of the adjustments would not have put the Company into a position of non-compliance with any of its capital requirements. As shown in the tables above, the impact of the adjustment would have improved the Company’s capital ratios due to the impact of having less goodwill.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	The impact of the adjustment would not have impacted or influenced compliance with any loan covenants or other contractual requirements.
8. Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

        The Company has a company-wide profit sharing plan. Under this plan, 3-5% of pretax earnings is paid out to all eligible employees if certain performance criteria, bank-side, are met. For 2015, the total payment made to the nine executive officers of the Company was $331,000 out of a total of $1.2 million paid company-wide. The adjustment would have decreased the payment to executive officers by approximately 6%, or $19,000, to $312,000. Management does not believe that this change is material.

9. Whether the misstatement involves concealment of an unlawful transaction	The adjustment was not related to any unlawful transaction.

Conclusion
Based on the foregoing analysis, management does not believe the impact of the adjustment related to the accounting for the contingent payments is material to the Company’s consolidated financial statements. The unadjusted differences and management’s assessment of these items, along with the potential impact on current and previously issued unaudited quarterly financial statements and the audited annual financial statements have been discussed with the Company’s independent auditors, internal and external counsel and the Audit Committee of the Company’s Board of Directors. Accordingly, management believes that formal restatement of the Company’s previously issued unaudited quarterly or annual consolidated financial statements is unnecessary.
The Company intends to make an “out-of-period” adjustment on a prospective basis, recognizing the impact of the correction in the next quarterly filing, in accordance with ASC 250-10-45-27. The Company will include the following disclosures regarding the correction in its Quarterly Report on Form 10-Q for the period ending September 30, 2016, and in its Annual Report on Form 10-K for the year ending December 31, 2016.

Securities and Exchange Commission
October 28, 2016

The draft disclosure is based on the amounts included in the Company’s financial statements as of June 30, 2016.

To be included in Note 1: Significant Accounting Policies, in the Company’s Form 10-Q for the period ended September 30, 2016, and the Form 10-K for the year ended December 31, 2016

Correction of an Error: The Company identified and has corrected an error regarding the accounting for payments to be made by the Company to the four former equity owners of Residential Mortgage Holding Company, LLC ("RML") that were negotiated as part of the Company’s acquisition of 76.5% of the equity interest in RML on December 1, 2014. Three of the four former equity owners of RML have continuing employment contracts with the Company, and under the terms of the acquisition agreement the payments are terminated for future periods if any two of these three continuing employees terminate employment before November 30, 2019. The fair value of the estimated payments was recorded as acquisition consideration on December 1, 2014, and accrued as a contingent liability. The Company has determined that these payments are more appropriately accounted for as compensation expense in the period they are incurred. Changes in the value of the contingent liability that was initially recorded when the Company acquired RML have previously been reflected on the Company’s Consolidated Statements of Income in the “Change in fair value, RML earn-out liability” line item in prior periods. As of September 30, 2016, this line item has been renamed to “Compensation expense - RML acquisition payments”, and the payments to the sellers of RML are expensed and recorded in the Consolidated Statements of Income in that same line item. Management evaluated the materiality of the error from qualitative and quantitative perspectives and concluded that the error was immaterial to the prior period financial statements taken as a whole. Consequently, the financial statements contained in this Report have been revised for the three- and nine-month periods ended September 30, 2016, and prior period financial statements have not been restated.

The error correction reduces the total purchase price of RML from $29.5 million to $22.2 million and reduces the amount of goodwill recorded in the RML acquisition from $14.8 million to $7.5 million. The error correction eliminates the contingent liability originally recorded as part of the purchase consideration and results in the accrual of compensation expense, which is included in other liabilities on the Consolidated Balance Sheet. Accrued compensation expense related to these payments is $3.3 million as of September 30, 2016 and represents compensation accrued for the period of December 1, 2015 through September 30, 2016. The error correction was recorded as of September 30, 2016, and reduced net income by $1.6 million at the time of correction. The change did not affect the total cash flows from operating, investing or financing activities in the Consolidated Statement of Cash Flows.

To be included in Note 2: Business Combinations in the Company’s Form 10-Q for the period ended September 30, 2016, and the Form 10-K for the year ended December 31, 2016

On December 1, 2014, the Company completed the acquisition of 76.5% of the equity interest in RML, the parent company of Residential Mortgage, LLC ("Residential Mortgage"). The primary reason for the acquisition was to expand the Company's presence in the mortgage lending business in Alaska. The fair value of the Company's 23.5% equity interest in RML immediately prior to the acquisition was $9.0 million. The Company recorded a $3.0 million gain in the fourth quarter of 2014 as a result of remeasuring the Company's equity interest in RML immediately prior to the acquisition, which is included in the Company's Consolidated Statement of Income in the line item entitled "Gain on purchase of mortgage affiliate". The Company utilized a market value approach to value its 23.5% equity interest in RML which included analysis of current trading values and historical acquisition multiples of comparable mortgage companies. The consideration transferred

Securities and Exchange Commission
October 28, 2016

or transferable to the former owners of RML and the assets acquired and liabilities assumed have been accounted for under the acquisition method of accounting and were recorded at their estimated fair values as of the December 1, 2014 acquisition date.

The former owners of RML (the "sellers") receive additional cash proceeds (the “payments”) based on the adjusted earnings of RML in all or a portion of the calendar years 2014, 2015, 2016, 2017, 2018 and 2019. The estimated value of these payments was initially recorded as a $7.3 million contingent liability as of December 1, 2014 as part of its acquisition accounting for future earn-out payments. The total contingent liability as of December 31, 2015 was $6.6 million. For the three- and nine-month periods ended September 30, 2015, the Company recorded adjustments of $780,000 and $2.9 million, respectively, to increase the contingent liability. The increase in the contingent liability resulted from the excess of RML's pretax income for these periods over and above estimates made at the close of the purchase of RML. The Company made its first payment to the sellers in the fourth quarter of 2015 for approximately $4.9 million.

As described in Note 1, the Company has identified that accounting for these payments as purchase consideration was an error at the time of the purchase, and when this error was corrected in the third quarter of 2016, the contingent liability previously recorded for these payments was eliminated. Following the error correction, payments owed to the sellers of RML are recorded as “compensation expense - RML acquisition payments” in the Consolidated Statements of Income and are accrued in other liabilities in the period in which they are incurred. The Company did not restate prior period financial statements for the correction of this error because management determined that the impact was not material.

Per the purchase agreement, the payments are calculated as follows:

First tier earn-out payment	Adjusted pretax earnings greater than $1,000,000 and less than or equal to $2,000,000	Payment will be calculated as product of amount of adjusted pretax earnings times 40%
Second tier earn-out payment	Adjusted pretax earnings greater than $2,000,000 and less than or equal to $3,000,000	The first tier earn-out payment, plus the product of amount of adjusted pretax earnings greater than $2,000,000 and less than $3,000,000 times 50%
Third tier earn-out payment	Adjusted pretax earnings greater than $3,000,000 and less than or equal to $4,000,000	The first tier plus the second tier earn-out payment, plus the product of amount of adjusted pretax earnings greater than $3,000,000 and less than $4,000,000 times 70%
Fourth tier earn- out payment	Adjusted pretax earnings greater than $4,000,000 and less than or equal to $6,000,000	The first, second and third tier earn-out payment, plus the product of amount of adjusted pretax earnings greater than $4,000,000 and less than $6,000,000 times 85%
Fifth tier earn-out payment	Adjusted pretax earnings greater than $6,000,000	The first, second, third and fourth tier earn-out payment, plus the product of amount of adjusted pretax earnings greater than $6,000,000 times 55%

The Company estimates the amount of compensation expense for RML acquisition payments based on internal projections of adjusted earnings of RML, and this expense was $3.3 million and $4.1 million for the three- and nine- month periods ended September 30, 2016, respectively, including $2.8 million in expense to correct the error described in Note 1. The accrued liability relating to the RML acquisition payments is $3.3 million as of September 30, 2016. The RML acquisition payments are paid to the sellers annually in December.

Securities and Exchange Commission
October 28, 2016

Internal Controls
As a result of the identification and correction of an error, the Company determined that there was a deficiency in the operating effectiveness of the review performed to select accounting policies for the payment arrangement entered into during the acquisition of RML. The review of the classification of the payment arrangement occurred on a timely basis; however, given the complexity of the facts and circumstances and the nuances of the accounting guidance, the review failed to adopt an accounting policy that was consistent with U.S. GAAP. The Company evaluated the potential severity of the deficiency based on both quantitative and qualitative factors, and has considered whether or not there is a reasonable possibility that the Company’s internal control over financial reporting will fail to prevent or detect a misstatement in a timely manner. The volume of activity in the account balance or class of transactions exposed to the deficiency is limited to the amount initially recorded for the contingent payments of $7.3 million (pre-tax) that would have been recognized ratably over a five-year period. Further, any future changes to the overall value of the contingent consideration in excess of the originally determined value would be recorded ratably in the income statement regardless of the initial accounting. Additionally, the Company considered another control deficiency that was also identified at the time that the transaction was reported in the Company’s Form 10-K for the year ended December 31, 2014. The deficiency was a deficiency in the operation of internal controls over the completeness of disclosures in the Company’s footnotes related to contingent consideration and the step acquisition of RML and did not impact amounts recorded in the Company’s financial statements. The Company considered these deficiencies in combination in our evaluation of whether or not there is a reasonable possibility that the Company’s internal control over financial reporting will fail to prevent or detect a misstatement in a timely manner.
Management’s evaluated the risk factors included in SEC Release 33-8810, Section II, B. Reporting Considerations, 1. Evaluation of Control Deficiencies, in forming our conclusion regarding the severity of the deficiency.
The Company concluded that none of the factors indicate a higher likelihood of a potential misstatement in acquisition accounting and that a prudent official would have reasonable assurance that transactions are recorded to permit the preparation of the financial statement in conformity with U.S. GAAP. We do not believe there is a reasonable possibility that this control deficiency was the result of, or indicative of, a material weakness in our internal control over financial reporting.

Securities and Exchange Commission
October 28, 2016

*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.
Very truly yours,

Davis Wright Tremaine LLP

/s/ Ryan J. York

Ryan J. York

cc: Latosha Frye, Northrim Bancorp
Gabe Nachand, Moss Adams